November 9, 2006
BY EDGAR

Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628

Re:	Photowatt Technologies Inc. Amendment No. 1 to Registration Statement on Form F-1; File No. 333-137044
Dear Mr. Mancuso:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we hereby acknowledge receipt of the comment letter dated November 1, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Amendment No. 1 filed October 16, 2006.
On behalf of Photowatt, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Photowatt’s responses.
As discussed with the Staff, in response to comment 35 in the Comment Letter, Photowatt’s auditor is in the process of completing the procedures necessary to provide a revised audit report that states that the auditor performed its audit in accordance with the standards of the PCAOB. Until Photowatt’s auditor has provided this revised audit report, Photowatt’s auditor will not issue a consent under Item 601(b)(23) of Regulation S-K in connection with Photowatt’s registration statement. As a result, in order to facilitate the Staff’s review of Photowatt’s responses to the other comments in the Comment Letter, Photowatt is filing Amendment No. 2 to its registration statement without the previously filed audit report or its previously filed financial statements. Once Photowatt’s auditor is able to provide an audit report that states that the auditor performed its audit in accordance with the standards of the PCAOB, Photowatt will include that audit report and its financial statements in a future amendment to the registration statement. Photowatt confirms that it will not distribute or use the preliminary prospectus included in the registration statement until the audit report and financial statements have been included therein.

General
1.	In future response letters, please tell us with specificity where you have addressed each of the prior comments that your letter dated October 16, 2006 says will be addressed in a future amendment.

Response: Photowatt intends to comply with your request in this and future response letters.

2.	We note that in response to prior comment 3 you have provided us with excepts from the Solarbuzz industry report. Please provide us with a copy of the entire report. Once we have had an opportunity to review that report in its entirety, we may have further comments on your disclosure.

Response: Photowatt has supplementally provided the Commission with the entire report.
Prospectus Summary, page 1
3.	We reissue prior comment 7. We note that the summary continues to repeat text found in other sections of your document rather than summarize key points in clear, plain language. Also, if it is appropriate to list your strengths and strategy in the prospectus summary, it is unclear why those points could not be summarized in a list of bullet points and, if necessary, one sentence per bullet point. Please see sample comments 28 and 29 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on our web site at www.sec.gov.

Response: The disclosure has been revised in response to this comment.

4.	Please tell us how you have concluded that the information you have presented in your summary is a balanced presentation of your business. For example, we note on page 1 that you highlight the benefits of refined metallurgical silicon; however, on page 42 you mention the negative impact on margins. Disclosure of strengths should be balanced with equally prominent disclosure of weaknesses and challenges.

Response: The disclosure has been revised in response to this comment.
Our Business Strategy, page 2
5.	If you continue to provide detail regarding Spheral Solar in your summary, your disclosure should be balanced to highlight the reasons for the related asset impairment charge and to indicate, if true, that you acquired the technology from a third party.

Response: The disclosure has been revised in response to this comment.

6.	Please tell us what you know about any preliminary information regarding the January 2007 technical report. Also, please tell us the timetable for your review of the September 2006 assessment mentioned in your response to prior comment 17.

Response: Photowatt has no preliminary information regarding the January 2007 technical report and does not expect to have any such information until it receives the report itself. The preliminary assessment of the future development path for Photowatt’s Spheral Solar technology, which Photowatt received in September 2006, indicated that although Photowatt’s development efforts are proceeding on a systematic basis, the technological issues involved in developing Photowatt’s Spheral Solar technology are complex, and there will be a need for further review of the challenges related to the technology before a definitive conclusion about its prospects for commercialization can be reached. Prominent disclosure to this effect is included in the Registration Statement. In light of this uncertainty, and in light of the fact that since the original filing of Photowatt’s registration statement, greater emphasis on the January 2007 technical report has been provided in the disclosure, including a specific reference in the “Summary” section to the technical report, we respectfully submit that additional disclosure regarding the September 2006 assessment would not be material or useful to investors.
Our Relationship With ATS, page 4
7.	We note your response to prior comment 11. Please disclose the substantive portions of that response in an appropriate location in your prospectus.

Response: The disclosure has been revised in response to this comment.
The Offering, page 5
8.	As appropriate, please ensure that your bullet point disclosure at the end of this section, and your disclosure under “Dilution” on page 35, includes the stock option grants disclosed at the bottom of page 61.

Response: The disclosure identified in the comment, once completed, will include such stock option grants.
Risk Factors, page 10
We may have a business conflict, page 26
9.	We reissue the second sentence of prior comment 29. It is unclear how this risk factor addresses ATS’s ability to compete with you beyond its Canadian Solar investment.

Response: The disclosure has been revised in response to this comment, through the addition of a discussion of ATS’s ability to compete with Photowatt on p. 25 (at the end of the risk factor beginning on p. 24 entitled, “We may have potential disputes and business conflicts of interest with ATS regarding our past and ongoing relationships, and because of ATS’ controlling ownership in us, the resolution of these conflicts may not be favorable to us”) and on p. 26 (in the risk factor entitled, “ATS may enter into contracts relating to the design and manufacture of automated manufacturing and test systems with our competitors or potential competitors. Services provided by ATS under these contracts may assist those competitors in advancing their businesses”).
Because we are a Canadian corporation, page 29
10.	We note your response to prior comment 12. Please expand your risk factor disclosure to include the substantive portions of that response.

Response: The disclosure has been revised in response to this comment.
Use of Proceeds, page 32
11.	We note the disclosure you have added in response to prior comment 14. Please continue your revisions to also disclose the maturity date of the indebtedness and the uses to which the proceeds of such indebtedness were put.

Response: We respectfully submit that the maturity date of the indebtedness is already disclosed under “Use of Proceeds” in light of the fact that the indebtedness is described as a “demand loan,” i.e., the indebtedness has no fixed maturity but is repayable at any time upon demand. The disclosure has been revised in response to the request to add the uses to which the proceeds of such indebtedness were put.

12.	Please discuss the proceeds from the over-allotment option.

Response: The disclosure has been revised in response to this comment.
Capitalization, page 34
13.	Please revise to remove the “cash and cash equivalents” line item from the capitalization table.

Response: The disclosure has been revised in response to this comment.
Management’s Discussion and Analysis, page 40
Revenue, pages 50, 53, and 56
14.	Please expand your disclosure under “Revenue” on pages 50, 53 and 56 to explain how the last sentence of the first paragraph of each such section affects your results of operations.

Response: The disclosure has been revised in response to this comment.
Selling and administrative, page 51

15.	Please quantify the aggregate amount of the incentive compensation increases. Clarify which group of employees were entitled to those increases and why.

Response: Photowatt intends to respond to this comment in a future amendment to the registration statement that includes Photowatt’s unaudited interim financial statements for the six months ended September 30, 2006 and a related Management’s Discussion and Analysis of Financial Condition and Results of Operations.

16.	Please quantify and provide the material reasons for the increase in your selling and administrative expenses for Spheral Solar for the periods compared.

Response: Photowatt intends to respond to this comment in a future amendment to the registration statement that includes Photowatt’s unaudited interim financial statements for the six months ended September 30, 2006 and a related Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity, page 57
17.	We note your disclosure that you are currently considering a potential joint venture. Please update your prospectus, as appropriate, to include all of the material information regarding this joint venture and the related financing. File any agreements that are material to the joint venture as exhibits to your registration statement.

Response: There have been no developments in connection with the potential joint venture that would require any changes to the existing disclosure in connection with this. To the extent that such developments occur, the disclosure will be updated accordingly.
Contractual Commitments, page 60
18.	Please file the agreements you entered into in September and October of 2006 as exhibits to your registration statement.

Response: Photowatt respectfully submits that each of these agreements was entered into in the ordinary course of business and that neither of them is an agreement on which Photowatt’s business is substantially dependent, or a contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of Photowatt’s consolidated fixed assets, or is otherwise an agreement that would need to be filed as an exhibit to the registration statement in accordance with the requirements of Item 601(b)(10) of Regulation S-K.

19.	With a view toward disclosure, please tell us the amount and timing of the required payments under the October 2006 agreement. Also disclose any material effect on your margins based on the agreement.

Response: The disclosure has been revised in response to this comment to indicate that Photowatt does not expect this agreement to have any material effect on its operating margins. Photowatt respectfully submits that disclosure regarding the amount and timing of the required payments under this agreement would not be material to investors and that information of this nature is not disclosed by Photowatt’s competitors in their public filings. Photowatt respectfully submits that the disclosure that has been added regarding the expected lack of a material impact on Photowatt’s margins will provide investors with sufficient disclosure of all material consequences of this agreement from a financial perspective.
Quantitative and Qualitative Disclosure About Market Risk, page 61
20.	We note your response to prior comment 19 and we reissue the previous comment in its entirety.

Response: Photowatt intends to respond to this comment in a future amendment to the registration statement that includes Photowatt’s unaudited interim financial statements for the six months ended September 30, 2006 and a related Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Stock Option Grants, page 61
21.	Please identify the executive officers who received the grants.

Response: The disclosure has been revised in response to this comment.
Patents and Trademarks, page 79
22.	From your revisions in response to prior comment 27 it is unclear how you have rights to the technology that you use in your business other than the Spheral Solar technology. If you have patents for that business, please disclose the scope and duration of those patents.

Response: The disclosure has been revised in response to this comment.
Our Relationship with ATS, page 81
Ownership of assets, page 82
23.	Please expand your response to prior comment 29 to clarify the extent to which your business relies on ATS assets that are not used exclusively in your business.

Response: The ATS assets that are used in Photowatt’s business, but not exclusively in Photowatt’s business, are limited. They consist of assets used in relation to Photowatt’s facilities in Cambridge, Ontario, Canada, which facilities are in close proximity to ATS’ facilities. These assets are related to business infrastructure, such as phone servers and systems, data networks, ERP servers, and licensed software. The Transitional Services Agreement to be entered into between ATS and Photowatt is intended to provide for the continued use of these assets during the term of that agreement in order to allow Photowatt time to transition to its own IT systems.
Financial Reporting, page 85

24.	We note your response to prior comment 32. To clarify how the contractual provision could be consistent with the audit committee’s responsibilities, please tell us what would happen if the audit committee chose a different auditor. Also please tell us how the audit committee would determine whether it was “required by law” to choose a different auditor. How does the “required by law” provision give the audit committee sufficient discretion to exercise its duties?

Response:
The disclosure has been revised to reflect that Photowatt will agree to use the same auditors as appointed by ATS unless otherwise required by law or unless inconsistent with Photowatt’s audit committee’s responsibilities under the US securities laws and regulations. ATS and Photowatt recognize that Rule 10A-3(b)(2) under the Securities Exchange Act of 1934, as amended, requires Photowatt’s audit committee to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Photowatt. As such, Photowatt’s audit committee will only utilize the same auditor as ATS in the event that that decision would be consistent with the choice of auditor that Photowatt’s audit committee would have made in the absence of the contractual agreement. If Photowatt’s audit committee were to choose a different auditor from that utilized by ATS, then the contractual provision would not impede Photowatt’s audit committee’s ability to make that choice.

Transitional Services Agreement, page 85
25.	We note your response to prior comment 33. Please revise your prospectus to include disclosure that is responsive to that prior comment.

Response: The disclosure has been revised in response to this comment.
Management, page 89
Directors and Executive Officers, page 89
26.	We note your revised disclosure in response to prior comment 38. Please also disclose when Mr. Ghirardi became a director.

Response: The disclosure has been revised in response to this comment.

27.	Please tell us the name of the publicly traded corporation where Mr. Ghirardi was employed and the exchange on which that entity’s shares are traded. If Mr. Ghirardi was the president and chief operating officer of a division of the publicly traded corporation, please clarify.

Response: The disclosure has been revised in response to this comment.
Stock Option Plan, page 96

28.	Please disclose the “specified percentage” agreed to in the options granted to each of Messrs. Ghirardi and Adams.

Response: The disclosure has been revised in response to this comment.

29.	We note the cash bonuses that may be payable to Messrs. Girardi and Adams. Please provide examples that clearly show how these bonuses would be calculated using reasonable assumptions. Explain the purpose of the bonuses.

Response: The disclosure has been revised in response to this comment.

30.	In addition to the disclosure you provided in response to prior comment 45, please provide us with a table that shows:
•	each person to receive the option grants exercisable at the IPO price;

•	the relationship of each individual to you; and

•	the total number of shares underlying each individual’s options.
Response: Photowatt has supplementally provided the Commission with the requested information.
Related-Party Transactions, page 101
31.	Please expand your disclosure in response to prior comment 47 to clarify the percentage of ATS’s shares owned by the affiliates.

Response: The disclosure has been revised in response to this comment.
Description of Share Capital, 103
Common Shares, page 103
32.	Please expand your disclosure to explain what the terms “plurality voting” and “fundamental matters” mean under the Canada Business Corporations Act.

Response: The disclosure has been revised in response to this comment.
Taxation, page 110
33.	It is unclear how you addressed the first sentence of prior comment 51. Therefore, we reissue that part of the comment.

Response: We confirm that Photowatt has considered the disclosure required by Item 10.E of Form 20-F and that the existing disclosure is responsive in all material respects to the requirements of that Item.
Taxation of U.S. Holders, page 111

34.	We reissue prior comment 55 which requested that you expand your disclosure in the second paragraph to clarify how the residency of a transparent entity is determined.

Response: The disclosure has been revised in response to this comment.
Financial Statements
Report of Independent Registered Accounting Firm, page F-15
35.	We note your response to prior comment 61. Please note that PCAOB Auditing Standard 1 requires that audit reports on the financial statements of issuers must state that the auditor performed the audit in accordance with the standards of the PCAOB. The term “issuer” is defined in PCAOB Rule 1001 and Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 to include an entity that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and that it has not withdrawn. As such, upon the filing of your Form F-1 on September 1, 2006, you became an issuer for purposes of PCAOB Auditing Standard 1. Accordingly, please revise the filing to include financial statements that were audited in accordance with the standards of the Public Company Accounting Oversight Board and an audit report that reflects that fact. Also, refer to the requirements of AU 711.

Response: As noted in the introductory remarks to this letter, Photowatt’s auditor is in the process of completing the procedures necessary to provide a revised audit report that states that the auditor performed its audit in accordance with the standards of the PCAOB. Once Photowatt’s auditor is able to provide that audit report, Photowatt will include it in a future amendment to the registration statement.
Acknowledgement
36.	We see the acknowledgements that you have provided at the end of your letter dated October 16, 2006. At, or prior, to the time you request acceleration of the effectiveness of your registration statement, please make the acknowledgements as specifically requested at the end of our comment letter dated September 28, 2006.

Response: We confirm that at the time that Photowatt requests acceleration of the effectiveness of the registration statement, it will make the acknowledgements as specifically requested.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,
/s/ Christopher J. Cummings
Christopher J. Cummings
Attachment

cc:	Silvano Ghirardi, Photowatt Technologies Inc. David L. Adams, Photowatt Technologies Inc. Timothy A.G. Andison, Shearman & Sterling LLP